UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDED AND RESTATED

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4 )1

NACCO Industries, Inc.
(Name of Issuer)
Class B Common Stock, par value $1.00 per share
(Title of Class of Securities)
629579 20 02
(CUSIP Number)
Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
(216) 449-9600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629579 20 02	Schedule 13D/A	Page	2	of	11	Pages

1	NAMES OF REPORTING PERSONS Clara L. T. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	OO -- See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		774,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	774,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	48.0%

14	TYPE OF REPORTING PERSON*

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP No.	629579 20 02	Schedule 13D/A	Page	3	of	11	Pages

1	NAMES OF REPORTING PERSONS Alfred M. Rankin, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO - See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		46,052

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		774,099

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		46,052

WITH	10	SHARED DISPOSITIVE POWER

		774,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	820,151

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	50.9%

14	TYPE OF REPORTING PERSON*

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP No.	629579 20 02	Schedule 13D/A	Page	4	of	11	Pages

1	NAMES OF REPORTING PERSONS Thomas T. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO - See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		92,873

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		767,099

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		92,873

WITH	10	SHARED DISPOSITIVE POWER

		767,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	859,972

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	53.4%

14	TYPE OF REPORTING PERSON*

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP No.	629579 20 02	Schedule 13D/A	Page	5	of	11	Pages

1	NAMES OF REPORTING PERSONS Claiborne R. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO - See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		97,312

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		767,099

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		97,312

WITH	10	SHARED DISPOSITIVE POWER

		767,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	864,411

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	53.6%

14	TYPE OF REPORTING PERSON*

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP No.	629579 20 02	Schedule 13D/A	Page	6	of	11	Pages

1	NAMES OF REPORTING PERSONS Roger F. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO - See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		118,125

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		767,099

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		118,125

WITH	10	SHARED DISPOSITIVE POWER

		767,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	885,224

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	54.9%

14	TYPE OF REPORTING PERSON*

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP No.	629579 20 02	Schedule 13D/A	Page	7	of	11	Pages

1	NAMES OF REPORTING PERSONS Bruce T. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO - See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		767,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	767,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	47.6%

14	TYPE OF REPORTING PERSON*

	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP No.	629579 20 02	Schedule 13D/A	Page	8	of	11	Pages
     This Amendment No. 4 to Amended and Restated Schedule 13D (this “Amendment No. 4”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (the “Class B Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associates I, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Amended and Restated Schedule 13D filed by the Reporting Persons on March 27, 2002 (the “Initial Filing”), as amended on October 24, 2002 (the “Amendment No. 1”), as further amended on February 17, 2004 (the “Amendment No. 2”) and as further amended on February 15, 2005 (the “Amendment No. 3”) (collectively, the “Filings”). This Amendment No. 4 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition of shares of Class B Common by certain Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filings.
Item 5. Interest in Securities of the Issuer.
     The information appearing under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings, is hereby amended as follows:
     The fifth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Clara L. T. Rankin, is hereby deleted and replaced in its entirety by the following:
          Clara L. T. Rankin. Mrs. Rankin (a) as primary beneficiary of the Clara Rankin Trust, which is a Limited Partner, shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership with the General Partners and the other Limited Partners, (b) as primary beneficiary of the Clara Rankin Trust, which is a limited partner of Rankin Associates IV, L.P., a Delaware limited partnership (“Rankin IV”), shares the power to dispose of the 294,728 shares of Class B Common held by Rankin IV with the general partners and the other limited partners of Rankin IV and (c) as primary beneficiary of the Clara Rankin Trust, shares the power to vote and dispose of 7,000 shares of Class B Common held by the Clara Rankin Trust. Together, the 774,099 shares of Class B Common beneficially owned by Clara L. T. Rankin constitute approximately 48.0% of the Class B Common outstanding on December 31, 2005.
     The sixth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Alfred M. Rankin, Jr., is hereby deleted and replaced in its entirety by the following:
          Alfred M. Rankin, Jr. Mr. Rankin (a) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a General Partner, shares the power to vote the 472,371 shares of Class B Common held by the Partnership with the other General Partners, (b) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a General Partner and a Limited Partner, shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership

CUSIP No.	629579 20 02	Schedule 13D/A	Page	9	of	11	Pages
with the other General Partners and other Limited Partners, (c) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a general partner of Rankin IV, shares the power to vote the 294,728 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV, (d) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a general partner and a limited partner of Rankin IV, shares the power to dispose of the 294,728 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV, (e) as trustee and primary beneficiary of the Alfred Rankin Trust, has the sole power to vote and to dispose of 46,052 shares of Class B Common and (f) as trustee of the Clara Rankin Trust, shares the power to vote and dispose of 7,000 shares of Class B Common. Together, the 820,151 shares of Class B Common beneficially owned by Alfred M. Rankin, Jr., constitute approximately 50.9% of the Class B Common outstanding on December 31, 2005.
     The seventh paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Thomas T. Rankin, is hereby deleted and replaced in its entirety by the following:
          Thomas T. Rankin. Mr. Rankin (a) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a General Partner, shares the power to vote the 472,371 shares of Class B Common held by the Partnership with the other General Partners, (b) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a General Partner and a Limited Partner, shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners, (c) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a general partner of Rankin IV, shares the power to vote the 294,728 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV, (d) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a general partner and a limited partner of Rankin IV, shares the power to dispose of the 294,728 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV and (e) as trustee and primary beneficiary of the Thomas Rankin Trust, has the sole power to vote and dispose of 92,873 shares of Class B Common. Together, the 859,972 shares of Class B Common beneficially owned by Thomas T. Rankin, constitute approximately 53.4% of the Class B Common outstanding on December 31, 2005.
     The eighth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Claiborne R. Rankin, is hereby deleted and replaced in its entirety by the following:
          Claiborne R. Rankin. Mr. Rankin (a) as trustee and primary beneficiary of the Claiborne Rankin Trust, which is a General Partner, shares the power to vote the 472,371 shares of Class B Common held by the Partnership with the General Partners, (b) as trustee and primary beneficiary of the Claiborne Rankin Trust, which is a General Partner and a Limited Partner, shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership with the General Partners and other Limited Partners, (c) as trustee and primary beneficiary of the Claiborne Rankin Trust, which is a general partner of Rankin IV, shares the power to vote the 294,728 shares of Class B Common held by Rankin IV with the other trustees and primary beneficiaries of the other general partners of Rankin IV, (d) as trustee and primary beneficiary of the Claiborne Rankin Trust, which is a general partner and a limited partner of Rankin IV, shares

CUSIP No.	629579 20 02	Schedule 13D/A	Page	10	of	11	Pages
the power to dispose of the 294,728 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV and (e) as trustee and primary beneficiary of the Claiborne Rankin Trust, has the sole power to vote and dispose of 97,312 shares of Class B Common. Together, the 864,411 shares of Class B Common beneficially owned by Claiborne R. Rankin, constitute approximately 53.6% of the Class B Common outstanding on December 31, 2005.
     The ninth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Roger F. Rankin, is hereby deleted and replaced in its entirety by the following:
          Roger F. Rankin. Mr. Rankin (a) as trustee and primary beneficiary of the Roger Rankin Trust, which is a General Partner, shares the power to vote the 472,371 shares of Class B Common held by the Partnership with the General Partners, (b) as trustee and primary beneficiary of the Roger Rankin Trust, which is a General Partner and a Limited Partner, shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership with the other General Partners and other Limited Partners, (c) as trustee and primary beneficiary of the Roger Rankin Trust, which is a general partner of Rankin IV, shares the power to vote the 294,728 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV, (d) as trustee and primary beneficiary of the Roger Rankin Trust, which is a general partner and a limited partner of Rankin IV, shares the power to dispose of the 294,728 shares of Class B Common held by Rankin IV with the other general partners and other limited partners of Rankin IV and (e) as trustee and primary beneficiary of the Roger Rankin Trust, has the sole power to vote and dispose of 118,125 shares of Class B Common. Together, the 885,224 shares of Class B Common beneficially owned by Roger F. Rankin, constitute approximately 54.9% of the Class B Common outstanding on December 31, 2005.
     The tenth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Bruce T. Rankin, is hereby deleted and replaced in its entirety by the following:
          Bruce T. Rankin. Mr. Rankin (a) as primary beneficiary of the Bruce Rankin Trust, which is a Limited Partner, shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership with the General Partners and the other Limited Partners and (b) as primary beneficiary of the Bruce Rankin Trust, which is a limited partner of Rankin IV, shares the power to dispose of the 294,728 shares of Class B Common held by Rankin IV with the general partners and the other limited partners of Rankin IV. Together, the 767,099 shares of Class B Common beneficially owned by Bruce T. Rankin, constitute approximately 47.6% of the Class B Common outstanding on December 31, 2005.
[Signatures begin on the next page.]
[Remainder of page is left intentionally blank.]

CUSIP No.	629579 20 02	Schedule 13D/A	Page	11	of	11	Pages
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

Name: Rankin Associates I, L.P.

By: Main Trust of Alfred M. Rankin created under the
Agreement dated as of September 28, 2000, as
supplemented, amended and restated, between Alfred M.
Rankin, Jr., as trustee, and Alfred M. Rankin, Jr.,
creating a trust for the benefit of Alfred M. Rankin,
Jr. (successor in interest to the Trust created by the
Agreement, dated August 30, 1967, as supplemented,
amended and restated, between National City Bank, as
trustee, and Alfred M. Rankin, Jr., creating a trust
for the benefit of Alfred M. Rankin, Jr.), as one of
its General Partners

By: /s/ Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr., as Trustee

REPORTING INDIVIDUALS

By: /s/ Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 6 of the Initial Filing.